Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following is a Q and A that was posted to the Juniper Networks, Inc., intranet web site for employees on February 9, 2004:

Q&A
Juniper/NetScreen

Who is NetScreen?

NetScreen Technologies is a leading developer of network security and access solutions for enterprises and carriers worldwide. NetScreen is redefining the security market, delivering innovative and scalable network security solutions that empower enterprises and carriers to secure their networks without compromising on performance, security, availability, or cost. Customers use NetScreen solutions to secure networks that face increasing security threats, as well as to address evolving network environments and new business requirements. NetScreen solutions also help customers capitalize on business opportunities, with increased user productivity and operational efficiency.

NetScreen’s unique blend of security, networking, and management expertise provides customers with the most robust solutions in the industry. In addition, NetScreen provides optimized system designs that offer best-of-breed capabilities and deliver a proven total-cost-of-ownership advantage when compared to competing product offerings.

Why this acquisition for Juniper Networks?

The industry is at an inflection point in which it is simultaneously faced with the challenges of securing networks along with the drive to attain the economies of virtual networks. The ability to solve both of these problems is the opportunity for this combined entity. It’s time to lead this market.

The combination of Juniper and NetScreen is uniquely positioned to leverage and grow this market opportunity. This acquisition combines strength with strength by matching companies who have consistently taken market share against larger competitors. Security and networking go hand in hand and the combination of NetScreen and Juniper will allow us to better serve our customers’ mission critical networking needs.

How do the two companies’ markets match up?

Both NetScreen and Juniper focus on mission critical, strategic networking needs that require the highest levels of security, reliability and performance. The need for mission critical networking extends from the world’s largest service providers to governments, universities and large and medium enterprises. Juniper and NetScreen each fill this strategic need for our respective markets.

What products and technologies is Juniper Networks acquiring?

NetScreen makes a broad line of purpose-built network security solutions that span firewall, IPSec and SLL VPN, intrusion detection and prevention and strong central management. NetScreen’s products range from remote office/telecommuter integrated security appliances to high-end multi-gigabit integrated security systems deployed at the heart of the enterprise and within carrier networks.

Given that 70% of NetScreen’s business is in the enterprise, is Juniper changing the strategy?

Juniper’s strategy continues to be to help customers solve problems that require the highest levels of security, performance and reliability. These customers exist in a range of markets that include the largest service providers in the world, as well as governments, universities and information intensive enterprises. This acquisition will allow us to continue building on our strategy.

What specific technology expertise does this team bring with them?

NetScreen has been the leading innovator in the network security market. It was the first vendor to marry a custom, real-time operating system and custom silicon to deliver the industry’s first wire-speed integrated network security appliance in 1998. In 2000, the company shipped the world’s first gigabit security system, providing integrated firewall and VPN capabilities for carrier and large-scale enterprise deployments. Since then, NetScreen has continued to innovate, adding application-level security to its existing firewall solutions; a discrete line of intrusion detection and prevention appliances; and a line of market leading SSL VPN appliances for secure connections for mobile workers and extranets.

How will this affect our existing products?

It will not affect our existing products, but will strengthen our best in class comprehensive solution.

How will we integrate NetScreen products with Juniper products and JUNOS?

We are not going to crash platforms together. We will integrate a market model via distribution and cross-pollinate our solutions.

How do we ensure that we retain critical expertise at NetScreen?

The combined companies will offer employees the opportunity to be part of an organization that is a strong competitive force and a company that is setting the leadership agenda for the networking and security markets.

What is the market opportunity? What is now the total Juniper market opportunity?

This essentially doubles the market opportunity for Juniper. It is a $4B incremental market opportunity in 2004.

How does this acquisition affect our internal technology development strategy?

There is no change to our internal technology development strategy. During 2003, Juniper Networks spent over $176 million on 6 market segments – wireline, mobile, cable, government, R&E and high end enterprise. Juniper will continue to invest in R&D and will continue to provide the leading edge technology in hardware and software.

Who is the competition?

For NetScreen’s core firewall/VPN and intrusion detection and prevention business, the primary competitors are Cisco and Check Point. The company’s recent entry into the remote access SSL VPN business has added Nortel as an additional competitor with Cisco and Check Point. NetScreen has successfully demonstrated the ability to win in the market and take share from these incumbent, legacy network security providers.

How will we integrate the two companies and what will the organizational structure be?

We will share these integration plans with you over the coming weeks.

What is our acquisition strategy?

We cannot comment on anything that has not already been publicly disclosed. Our acquisition strategy is as follows:

-Our primary strategy is to focus on internal organic innovation first and partnerships second and acquisitions more opportunistically.

-To date we have acquired 5 companies for technology and quality people with specific market focus and expertise, leveraging the ability to continue on the technology innovation curve.

-We continue to focus on the segment of the market that requires solutions to mission critical, strategic networking needs.

What are the financial terms of the acquisition?

It is a stock for stock merger transaction. Based upon Juniper Networks closing stock price of $29.47 on February 6, 2004, the deal has an approximate value of $4 billion. Juniper Networks stock will be exchanged for NetScreen Technologies stock at a fixed exchange ratio of 1.404 shares of Juniper Networks common stock for each outstanding share of NetScreen Technologies common stock.

What are the financial implications to Juniper regarding this acquisition?

No impact on Q1.

When we close the deal, we will provide more clarity on the financial impact.

How much revenue does NetScreen have and what is expected going forward?

They reported $81M in revenue for their first fiscal quarter ending December 31, 2003. Guidance for the next fiscal quarter was for revenue to increase 10-12% ($89.1-$90.7M) sequentially and revenue guidance for the full year ended Sept 30th was $375M (47-53% y/y increase).

When will the deal close?

If we receive the required regulatory and shareholder approvals, we expect a close date in Q2.

How many employees do they have?

As of Dec. 31, 2003, call there were 859 employees.

Will everyone from NetScreen join Juniper or will there be a reduction in headcount?

The motivation for the acquisition was the fit of the two companies, not for the cost savings.

As we move through the integration process, we will continue to evaluate our staffing requirements.

Where is NetScreen located and how will you combine the employees?

NetScreen is headquartered across the street from Juniper Networks. We will potentially combine facilities over time and as we move through the integration process.

What are the next steps for employees?

There are 3 teams that have been put into place: Business Systems, Sales and Product, to discuss integration plans across the company.

Will there be a headcount impact?

This is NOT for cost efficiencies, like we have seen others in the market do, it is for increased opportunity. There will be business focus, NOT efficiency focus.

Will the current Juniper executive team remain in place?

Yes.

What will be the job impact to employees?

This is an incremental opportunity. While we are always focused being a highly competitive business, but this combination is for growth opportunities, not for cost efficiencies.

What can I do to help make the acquisition a success?

Stay focused on your job and continue to execute to the highest levels possible. Do not be distracted by this announcement as there will be approximately 90 days till the deal finally closes. Use that time to demonstrate that we will not loose any momentum during this transaction. Please use the messaging documents and FAQs to tell customers and partners what you know and when we will be in a position to tell them more.

Forward-Looking Statements

     This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; the timing of the closing of the transaction; growth opportunities for the combined company; cost savings; NetScreen Technologies’s revenue; the integration of products of the two companies; products, technologies, customers, employees and management of Juniper Networks, NetScreen Technologies and the combined company; markets, market opportunities and market leadership for Juniper Networks, NetScreen Technologies and the combined company; strategies, opportunities and plans of the combined company and the ability of the combined company to achieve such strategies and plans and benefit from such opportunities. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of Juniper Networks and NetScreen Technologies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of NetScreen Technologies’s operations, technologies, employees and management with those of Juniper Networks; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies and other actions by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’s and NetScreen Technologies’s most recent filings with the Securities and Exchange Commission. Juniper Networks undertakes no obligation and does not intend to update these forward-looking statements.

Additional Information And Where To Find It

     Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

     Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

     NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper

Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.